UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2011

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHANGE IN THE MANAGEMENT AND THE BOARD OF DIRECTORS

The board of directors (the “Board”) of China Technology Development Group
Corporation (the “Company”) has appointed Mr. Zhenwei Lu, Executive Director, as
Chief Financial Officer of the Company with effect from July 7, 2011, and Ms.
Weining Zhang as Chief Communications Officer of the Company with effect from
June 15, 2011.

Mr. Zhenwei Lu was appointed as our Executive Director on January 5, 2007. He was the General Manager of China Merchants Technology Co., Ltd., or CMTH, a
wholly owned subsidiary of China Merchants Group. Mr. Lu has represented China
Merchants Group to establish Shenzhen China Merchants Group Yinke Investment
Management Ltd, a Renminbi venture investment fund, and he is acting as General
Manager of this company. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, ports, highways and industrial zones. Mr. Lu holds a
Bachelors degree from Shanghai Marine College and a Masters degree from Zhongnan
University of Economics and Law.

Ms. Weining Zhang was appointed as our Chief Communications Officer on June 15,
2011, in charge of our public relations and investor relations. Prior to joining the Company, she served as a director of Perennial Financial Consulting, providing strategy and financial services to clients.  Prior to that she worked in the financial industry in roles that included serving as a closing analyst for Credit Suisse First Boston/DLJ, a financial advisor for American Express, a senior manager for Real Options Group, a senior account executive of CCG Elite
Investor Relations.  Ms. Zhang holds a Bachelors degree in Economics
(Quantitative Path) from University of California at Berkeley, US and a specialized MBA from SDA Bocconi, Milan, Italy.

On July 7, 2011, the Board resolved to remove Mr. Ju Zhang from the office as
Executive Director pursuant to the authority provided by the Company’s articles of association. The Company has no disagreement with Mr. Ju Zhang and confirms that the removal will not have any material effect on the business and operations of the Company.

As of the date hereof, our Board of Directors consists of eight directors, three of whom are executive directors and five of whom are independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: July 8, 2011	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release